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                                                                   EXHIBIT 20


[TYCO INTERNATIONAL LETTERHEAD]




FOR IMMEDIATE RELEASE
---------------------

CONTACT:
David P. Brownell               Francis S. Kalman
Tyco International Ltd.         Keystone International, Inc.
Senior Vice President           Senior Vice President & Chief Financial Officer
(603) 778-9700                  (713) 937-5333


                 TYCO INTERNATIONAL ANNOUNCES MERGER AGREEMENT
                          WITH KEYSTONE INTERNATIONAL
                              ____________________

                 MERGER CREATES PREMIER WORLDWIDE VALVE COMPANY


        Exeter, New Hampshire and Houston, Texas, May 20, 1997 -- Tyco International Ltd. (NYSE-TYC), a diversified worldwide manufacturer of industrial and commercial products, and Keystone International, Inc. (NYSE-KII), a major worldwide manufacturer of industrial valves, announced today that they have entered into a definitive merger agreement pursuant to which Keystone will merge with a subsidiary of Tyco. Keystone holders will receive 0.54183 shares of Tyco stock for each share of Keystone. The exchange ratio may be adjusted depending on the trading value of Tyco stock as described in the accompanying summary. The transaction is valued at $34 per share to the Keystone shareholders or $1.2 billion based on Tyco's May 20, 1997 closing price of $62.75.

        Keystone International, Inc., with annual revenues of approximately $700 million, designs, manufactures and markets on a worldwide basis, industrial valves, actuators and accessories used to control the flow of liquids, gases and solid materials. Keystone products are sold to the food and beverage, water and sewage, petroleum production and refining, natural gas, chemical, power, pulp and paper industries.

        "The combination of Keystone with Tyco's Flow Control group creates the premier, worldwide company in the valve industry. This merger is in line with our strategy of growing our global presence in high value, stable industrial markets," said L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer.


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        "With leading market positions and some of the most recognized and respected industrial brands around the world, there are many opportunities for synergies between the two companies. As a result, the transaction will provide us with immediate positive earnings and strong long-term growth potential," he continued.

        Nishan Teshoian, Keystone's Chairman and Chief Executive Officer, commented "Keystone's business is an excellent fit with the Tyco Flow Control group. This combination greatly enhances Keystone's ability to grow by taking advantage of the combined strength of Keystone and Tyco. I am pleased that Keystone shareholders will now have the opportunity to share in Tyco's growth."

        The transaction, which will be accounted for as a pooling of interests, is contingent upon customary regulatory review and approval by Keystone shareholders. The Boards of Directors of both companies have approved the transaction, which is expected to close following the completion of the previously announced acquisition of ADT. It is also expected to be tax-free for Keystone shareholders.

        Tyco is structured as four business segments with strong management teams and targeted growth plans. Consistent with its strategy of building each of its core businesses through internal expansion and complementary acquisitions, Keystone will be organized within Tyco's Flow Control segment.

        Tyco has recently announced acquisitions that complement each of its other business segments. These include the acquisition of AT&T Submarine Systems Inc., the world leader in the design, development, manufacture, installation and supply and maintenance of undersea fiber optic telecommunication cable systems, which is being integrated into Tyco's Electrical and Electronic Components group; INBRAND Corporation, which manufactures and distributes adult incontinence and feminine hygiene products, which is being acquired by Tyco's Disposable and Specialty Products segment; and ADT, a leading installer and servicer of electronic security systems, which will be an integral part of Tyco's Fire and Safety Services group.

        Tyco International is a worldwide manufacturer with strong leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and is the world's largest manufacturer and provider of fire and safety systems and services. The Company operates in more than 50 countries around the world and has revenues in excess of $6 billion.

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                       TYCO INTERNATIONAL LTD. (NYSE-TYC)
                           ANNOUNCES THE MERGER WITH
                    KEYSTONE INTERNATIONAL, INC. (NYSE-KII)


Transaction Value:                              Approximately $1.2 billion
(based on May 20, 1997 closing price)

Exchange Ratio:       Keystone per share Value(1)     Exchange Ratio
                      ---------------------------     --------------
                      $37.00 or Greater               Ratio changes to maintain
                                                        $37.00
                      $31.00 to $37.00                Fixed ratio of 0.54183

                      $29.30 to $31.00                Tyco must "top-up"
                                                        to $31.00
                      Less than $29.30                Tyco can terminate unless
                                                        Keystone exercises its
                                                        right to close at the
                                                        original ratio of
                                                        0.54183. Keystone can
                                                        terminate unless Tyco
                                                        exercises its right to
                                                        "top up" to $31.00

Anticipated Closing:  September 1997

Termination Fee:      $35 million

Conditions Include:   Regulatory review and approval by Keystone shareholders.

Footnote:
          (1) Keystone value is based on the Tyco stock price times the exchange ratio.



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